November 13, 2018

VIA EDGAR

Stephen Krikorian, Accounting Branch Chief

Office of Information Technologies and Services

Mail Stop 4561

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	CBIZ, Inc.

Form 10-K for the fiscal year ended December 31, 2017

Filed March 1, 2018

Form 10-Q for the Quarterly Period Ended September 30, 2018

Filed November 1, 2018

File No. 001-32961

Dear Mr. Krikorian:

CBIZ, Inc. (the “Company” or “CBIZ”) is requesting additional time, until December 7, 2018, to respond to the comment letter received from the staff (“Staff”) of the Securities and Exchange Commission (“Commission”), dated November 8, 2018, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 filed on March 1, 2018, and the Company’s Form 10-Q for the Quarterly Period Ended September 30, 2018 filed November 1, 2018. This is the Company’s first request for an extension of time. I have spoken to Ms. Diane Fritz, Staff Accountant, and she has not expressed any objection to an extension of time.

If you have any questions regarding this request, please do not hesitate to contact me at 216-447-9000.

Sincerely,

CBIZ, Inc.

/s/ Michael W. Gleespen
By:	Michael W. Gleespen
Title:	Corporate Secretary